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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                               (AMENDMENT NO. 5)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13D-1(B), (C) AND (D)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)



                         National Home Health Care Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   636320-10-3
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 636320-10-3     AMENDMENT NO. 5 TO SCHEDULE 13G      Page 2 of 3 Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Frederick H. Fialkow
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 2,061,850
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  2,061,850
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,061,850
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           35.6%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 636320-10-3     AMENDMENT NO. 5 TO SCHEDULE 13G      Page 3 of 3 Pages

--------------------------------------------------------------------------------

     Except as to Item 4, no change has occurred with respect to the answer to any items of this Schedule from the information last reported in respect of such item.

Item 4.   Ownership.   As of December 31, 2002:

          (a)  Amount  beneficially  owned:  2,061,850  shares of common  stock.
               Includes (i) 75,806 shares of common stock allocated to Mr. Fialkow under the issuer's Savings and Stock Savings Plan as of September 30, 2002, (ii) 226,189 shares of common stock underlying currently exercisable stock options, and (iii) an aggregate of 1,311,430 shares of common stock held by two grantor annuity trusts of which Mr. Fialkow is the sole trustee. Does not include 602 shares of common stock beneficially owned by Mr. Fialkow's spouse, with respect to which Mr. Fialkow disclaims beneficial ownership.

          (b)  Percent of Class:35.6%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote: 2,061,850

               (ii)  shared power to vote or direct the vote: 0

               (iii) sole power to dispose or direct the disposition of:
                     2,061,850

               (iv)  shared power to dispose or direct the disposition of: 0


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2003



                                        /s/ Frederick H. Fialkow
                                        ----------------------------------
                                        Frederick H. Fialkow